GulfMark Offshore
Reports Third Quarter Results

     October 29, 2002 - Houston - GulfMark Offshore, Inc. (NASDAQ:GMRK) today announced net income of $6.6 million, or $0.33 per share (diluted) for the quarter ended September 30, 2002, on revenues of $36.3 million. This compares to net income of $7.2 million, or $0.43 per share (diluted) on revenue of $32.8 million for the third quarter of 2001. Operating income for the third quarter of 2002 was $9.6 million compared to $12.4 million in the same quarter one year ago and slightly below the $10.2 million for the second quarter of 2002.

     Reflecting on the results for the quarter, Bruce Streeter, President and COO of the Company, said: "Market weakness, despite a strong oil price and predicted increased exploration and production spending, continued throughout much of the world. Our quarterly earnings were limited by weak spot market dynamics in the North Sea and static pricing in Southeast Asia. Late in the quarter, as the result of contract awards and market opportunities, we removed two vessels from service in order to mobilize them to other markets, thereby reducing the available days. It was the combination of these factors that led to our quarterly results falling below the previous quarter."

     The comparison of revenues in the third quarter of 2002 to the same period in 2001 primarily reflects an increase of five vessels in the North Sea fleet as overall revenue increased $3.4 million. The additional vessels contributed $3.9 million while slightly higher average day rates in all regions added $0.2 million. Decreased utilization in the all regions, except Brazil, offset $0.6 million of the increase, with the balance attributable to the previously announced sale of the Searunner in Southeast Asia. When compared to the second quarter of 2002, the third quarter revenues increased $1.6 million. An increase in the average day rate in the North Sea contributed $1.4 million while an increase in the number of calendar days in the quarter added $0.4 million. Lower utilization in Southeast Asia, in addition to the vessel sale, partially offset $ 0.2 million of the increase.

     The Highland Bugler joined the Company's North Sea fleet in mid-October. The six remaining vessels in the Company's newbuild program remain on time and within budget with one vessel to be delivered in the fourth quarter of 2002, four vessels, one in each quarter, in 2003 and one in mid-2004. Capital expenditures in the third quarter of 2002 were $5.5 million, primarily consisting of $1.2 million related to the Brazilian newbuild, $3.3 million associated with the other newbuild vessels and $1.0 million related to drydockings.

     At September 30, 2002, GulfMark had working capital of $50.1 million, including $28.4 million in cash. There were no borrowings under the Company's $100 million credit facility.

     GulfMark will conduct a conference call at 9:00 a.m. Eastern time on Wednesday, October 30, 2002 to discuss the results with analysts, investors and other interested parties. Individuals who wish to participate in the conference call should dial (888) 428-4473 in the United States or (612) 332-0725 from outside the country.

     The conference call may also be accessed via the Internet at http://www.irconnect.com/primecast/02/q3/gmrk_3q2002.mhtml.

     A telephonic replay of the conference call will be available after 12:30 p.m. Eastern time on October 30, 2002 through November 1, 2002 and can be accessed by dialing (800) 475-6701 (international calls should use (320) 365-3844) and entering access code 656515. A replay will be available for approximately 30 days through the Internet and can be accessed by visiting the above-referenced Internet address.

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty-four (54) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil and West Africa.

Contact:      Edward A. Guthrie, Executive Vice President
                    E-mail: Ed.Guthrie@GulfMark.com
                   (713) 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.

OPERATING RESULTS
(in 000's except per share amounts)
	Three Months Ended September 30,		Nine Months Ended September 30,
	-------------------------------------------		----------------------------------------------
	2002	2001	2002	2001
	----------------	----------------	--------------	------------------
Revenues	$36,248	$32,832	$100,617	$81,178
Direct operating expenses	15,877	11,867	42,653	30,609
Bareboat charter expense	2,381	2,250	6,824	6,675
Depreciation and amortization	5,777	4,203	15,484	10,794
General and administrative expenses	2,662	2,075	7,259	5,377
	----------------	----------------	--------------	------------------
Operating Income	9,551	12,437	28,397	27,723

Interest expense	(2,621)	(3,724)	(8,961)	(9,264)
Interest income	383	176	883	846
Minority interest	-	(401)	227	(1,017)
Gain on sale of assets	161	-	161	-
Other, net	(27)	(143)	1,790	(202)
	----------------	----------------	--------------	------------------
Income before income taxes	7,447	8,345	22,497	18,086
Income tax (provision) benefit	(811)	(1,118)	(2,379)	13,313
	----------------	----------------	--------------	------------------
Net income	$6,636	$7,227	$20,118	$31,399
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DILUTED EARNINGS PER SHARE:
NET INCOME	$0.33	$0.43	$1.04	$1.87
	==========	==========	=========	===========

Weighted average common shares	19,880	16,398	18,882	16,392
Weighted average diluted common shares	20,289	16,808	19,338	16,816

Revenue by Region (000's)
North Sea based fleet	$29,715	$26,104	$80,805	$62,111
Southeast Asia based fleet	3,913	4,236	12,006	11,901
Brazil based fleet	2,620	2,492	7,806	7,166

Rates Per Day Worked
North Sea based fleet	$11,492	$11,363	$10,790	$10,417
Southeast Asia based fleet	4,838	4,386	4,783	4,344
Brazil based fleet	9,834	9,541	10,177	9,466

Overall Utilization %
North Sea based fleet	97.1%	98.7%	96.0%	96.6%
Southeast Asia based fleet	82.6%	89.5%	81.0%	86.7%
Brazil based fleet	99.1%	97.1%	96.2%	94.8%

Average Owned or Chartered Vessels
North Sea based fleet	29.0	24.5	28.6	20.7
Southeast Asia based fleet	11.0	12.0	11.7	12.0
Brazil based fleet	3.0	3.0	3.0	3.0
	----------------	----------------	--------------	------------------
Total	43.0	39.5	43.3	35.7
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